ATG ADVISORS, INC.

The Bridge Between Productivity & Profitability

FINANCIAL STATEMENT PREPARATION & COMPILATION PACKAGE

RONALD ISLEY LIQUID GOLD LLC

Years Ended December 31, 2024 and December 31, 2025

FINANCIAL STATEMENTS PREPARED AND COMPILED BY ATG ADVISORS, INC.
INDEPENDENT FINANCIAL STATEMENT REVIEW PERFORMED SEPARATELY BY ADAM BRADY, CPA

ATG Advisors, Inc. provides no audit opinion, review conclusion, or other assurance in this package.

ATG Financial Statement Preparation & Compilation Letter

September 22, 2026

To the Members and Management of Ronald Isley Liquid Gold LLC:

ATG Advisors, Inc. has prepared and compiled the accompanying financial statements of Ronald Isley Liquid Gold LLC for the years ended December 31, 2024 and December 31, 2025 from the Company's accounting records, supporting schedules, management-provided information, and adjustments reflected in the final financial information supplied for the engagement.

The ATG-prepared financial statement package includes comparative balance sheets, statements of operations, a 2025 statement of cash flows, a 2025 statement of changes in members' equity, related notes, and supplementary capitalization information.

ATG's responsibility is limited to the preparation, organization, presentation, and compilation of the financial information provided by management. ATG has not audited or independently reviewed the accompanying financial statements and does not express an audit opinion, review conclusion, or any other form of assurance on them.

Management is responsible for the accuracy and completeness of the accounting records and financial information, the selection and application of the applicable financial reporting framework, and the representations provided in connection with the financial statements.

A separate independent financial statement review of the 2024 and 2025 financial statements was performed by Adam Brady, CPA. The CPA's independent review report is a separate professional report and should accompany these ATG-prepared financial statements when they are distributed as reviewed financial statements. The CPA, not ATG, is responsible for the review procedures, professional judgments, conclusions, and assurance expressed in that report.

Respectfully submitted,

ATG ADVISORS, INC.

Lester A. C. Selby
Founder / Chief Executive Officer

RONALD ISLEY LIQUID GOLD LLC

COMPARATIVE BALANCE SHEETS

December 31, 2025 and 2024

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	$3,657.82	$4,273.35
Accounts receivable	-	200.00
Inventory	10,443.00	10,443.00
Total Current Assets	**$14,100.82**	**$14,916.35**
TOTAL ASSETS	**$14,100.82**	**$14,916.35**
LIABILITIES AND MEMBERS' DEFICIT		
Current Liabilities		
Accounts payable	$1,124.77	$1,124.77
Credit card payable - CNB	6,733.64	6,513.23
Convertible note payable	25,000.00	25,000.00
Total Current Liabilities	**$32,858.41**	**$32,638.00**
Due to affiliate - Ronald Isley Celebration Tour	266,167.26	266,167.26
Total Liabilities	**$299,025.67**	**$298,805.26**
Members' Deficit		
Capital - Ronald Isley	$353,396.24	$166,196.24
Additional owner contribution - Ronald Isley	1,000.00	-
Capital - Kandy Isley	863.50	863.50
Retained deficit	(450,948.65)	(304,764.02)
Current-year net loss	(189,235.94)	(146,184.63)
Total Members' Deficit	**$(284,924.85)**	**$(283,888.91)**
TOTAL LIABILITIES AND MEMBERS' DEFICIT	**$14,100.82**	**$14,916.35**

RONALD ISLEY LIQUID GOLD LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2024

REVENUE / EXPENSE	2024
Personal appearances	$10,000.00
Merchandise revenue	60,985.45
Other income	11,750.00
Total Operating Revenue	**$82,735.45**
Cost of goods sold	(39,778.99)
Gross Profit	**$42,956.46**
Reimbursed expenses	6,509.21
Interest income	29.03
Total Income Before Operating Expenses	**$49,494.70**
OPERATING EXPENSES	
Bank fees	$1,210.71
Business management	6,107.50
Freight and cartage	15,459.23
Commercial insurance	365.00
Interest expense	1,792.44
Legal fees	10,041.67
Merchandising expenses	2,712.15
Office supplies and expense	124.15
Other expenses	670.55
Outside services	28,391.90
Per diem	875.00
Photography fees and expenses	3,193.00
Postage	417.35
Production expenses	8,404.32
Professional fees	3,000.00
Promotion	15,425.07
Publicity fees and expense	13,000.00
Commissions	500.00
Storage	300.00
Airfare	40,279.40
Hotels and meals	32,809.86
Local transportation	10,567.16
Wardrobe	32.87
Total Operating Expenses	**$195,679.33**
NET LOSS	**$(146,184.63)**

RONALD ISLEY LIQUID GOLD LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2025

REVENUE / EXPENSE	2025
Sales - other	$2,194.60
Sales - Stripe	16,252.32
Total Revenue	**$18,446.92**
COST OF GOODS SOLD	
Online merchant fees	(246.40)
Liquor - brandy	(117.70)
Cost of goods sold	(795.00)
Total Cost of Goods Sold	**$(1,159.10)**
Gross Profit	**$17,287.82**
OPERATING EXPENSES	
Advertising	$9,093.64
Bank charges	85.00
Online merchant fees	2,145.06
Beverages	164.81
Business management	458.75
Shipping and handling	10,066.62
Freight and cartage	458.60
Interest - credit cards	13.30
Interest expense - convertible note	1,750.00
Legal fees	475.00
Hair stylist	2,200.00
Merchandise expenses	4,101.42
Office supplies and expense	1,368.64
Production expenses	2,125.49
Outside services and contractors	42,812.00
Per diem	490.00
Photography fees and expenses	616.10
Videography	18,850.00
Postage	209.87
Professional services	12,425.00
Promotion	1,019.18
Social media promotion	1,040.00
Marketing	21,500.00
Storage	5,000.60
Airfare	20,318.22
Hotel	25,146.83
Meals	746.81
Ground transportation	4,197.36
Wardrobe	17,379.46
Wardrobe maintenance	266.00
Total Operating Expenses	**$206,523.76**
NET LOSS	**$(189,235.94)**

RONALD ISLEY LIQUID GOLD LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

CASH FLOWS	2025
Cash Flows from Operating Activities	
Net loss	$(189,235.94)
Decrease in accounts receivable	200.00
Increase in credit card payable	220.41
Net cash used in operating activities	**$(188,815.53)**
Cash Flows from Investing Activities	
Net cash provided by (used in) investing activities	**$0.00**
Cash Flows from Financing Activities	
Owner capital contributions	$188,200.00
Net cash provided by financing activities	**$188,200.00**
Net decrease in cash and cash equivalents	**$(615.53)**
Cash and cash equivalents, beginning of year	$4,273.35
Cash and cash equivalents, end of year	**$3,657.82**

ATG preparation note: The 2025 statement of cash flows was prepared from the comparative year-end balance-sheet information and the 2025 statement of operations available to ATG. A 2024 statement of cash flows is not presented because December 31, 2023 comparative balance-sheet detail was not supplied.

RONALD ISLEY LIQUID GOLD LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2025

	Ronald Isley	Kandy Isley	Accumulated Deficit	Total Equity (Deficit)
Balance, December 31, 2024	$166,196.24	$863.50	$(450,948.65)	$(283,888.91)
Owner contributions - 2025	188,200.00	-	-	188,200.00
Net loss - 2025	-	-	(189,235.94)	(189,235.94)
Balance, December 31, 2025	**$354,396.24**	**$863.50**	**$(640,184.59)**	**$(284,924.85)**

RONALD ISLEY LIQUID GOLD LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2024 and 2025

Note 1 - Nature of Business and Operations

Ronald Isley Liquid Gold LLC is engaged in the development and commercialization of its alcohol brand. During 2025, management's primary focus shifted toward research and development, brand development, marketing, and preparation for broader market expansion rather than near-term sales generation. Reported revenue was $82,735.45 in 2024 and $18,446.92 in 2025. Management stated that significant non-sales deposits during 2025 represented owner investment and were excluded from revenue.

Note 2 - Inventory

Inventory was reported at $10,443 at both December 31, 2024 and December 31, 2025. Management stated that limited sales activity during 2025 resulted in limited inventory movement.

Note 3 - Related Parties

The Company has related-party activity involving Ronald Isley and Ronald Isley Celebration Tour. At December 31, 2024 and December 31, 2025, the financial statements reported $266,167.26 due to Ronald Isley Celebration Tour. Management stated that the affiliated entertainment/performance business provided services and/or financial support to the Company and that those transactions were accounted for separately from ordinary product revenue.

Note 4 - Convertible Note

The Company reported a $25,000 convertible note payable to Carol Vaugh and William Rivera. The 2025 accounting records reported $1,750 of related interest expense. The underlying note agreement governs the contractual interest rate, maturity, conversion provisions, security, and repayment terms.

Note 5 - Members' Equity

During 2025, Ronald Isley contributed $187,200 of additional owner capital. Management also confirmed that the separate $1,000 equity item represents an additional owner contribution by Ronald Isley. Total 2025 owner contributions were therefore $188,200. Ending members' deficit at December 31, 2025 was $284,924.85.

Note 6 - Liquidity and Continued Operations

The Company incurred losses while continuing to invest in development, brand building, marketing, professional services, and preparation for broader market penetration. Management stated that it is seeking additional outside investment capital and that the owner has historically provided financial support. Management anticipates funding continued operations through existing resources, additional owner support as necessary, future operating revenue, and new outside investment.

Note 7 - Commitments, Contingencies and Subsequent Events

Management stated that it is not aware of pending or threatened litigation or other known material legal proceedings requiring disclosure. Management also stated that it is not aware of additional material commitments, contingencies, or subsequent events requiring disclosure beyond the related-party, financing, capital contribution, and continued-operations matters identified in connection with the financial statements.

RONALD ISLEY LIQUID GOLD LLC

SUPPLEMENTARY CAPITALIZATION SCHEDULE

Management Capitalization Information

Holder / Reserve	Units	Ownership
Ronald Isley	5,250,000	35%
Kandy Isley	4,500,000	30%
Joseph White	750,000	5%
Harold Lewis	750,000	5%
ESOP / incentive reserve	750,000	5%
Reserved / For Sale	3,000,000	20%
Total Authorized	**15,000,000**	**100%**

Supplementary information: This schedule is presented for informational purposes based on management's capitalization records. Ownership percentages do not necessarily correspond to individual members' book capital-account balances. The $25,000 convertible note remains presented as a liability unless and until conversion occurs under the governing note terms.

INDEPENDENT CPA REVIEW

The preceding financial statements were prepared and compiled by ATG Advisors, Inc.

The independent financial statement review was performed separately by Adam Brady, CPA.

Attach the CPA's signed Independent Accountant's Review Report immediately following this divider. The CPA's report is separate from ATG's preparation and compilation package and is the sole source of independent assurance.

ADAM BRADY

CERTIFIED PUBLIC ACCOUNTANT

ADAM BRADY

CPA LICENSE NUMBER: 30545

LICENSING STATE: TENNESSEE

555 HICKORY HILLS BLVD

WHITES CREEK, TN 37189 - 9331

UNITED STATES

SEPTEMBER 29, 2026

RONALD ISLEY LIQUID GOLD LLC

2024-2025 FINANCIAL STATEMENT REVIEW PACKAGE

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

This revised package consolidates the financial statements, including the 2025 statement of cash flows and the 2025 statement of changes in members' equity, together with the notes, review completion documentation, management representation letter, and accountant's review report. The financial statements were prepared by management with the assistance of ATG Advisors, Inc.

1. Review Completion Summary

Area	Status
Trial balances and mathematical tie-out	Completed
2024 and 2025 analytical procedures	Completed
Revenue fluctuation inquiry	Resolved by management response
Inventory inquiry/support	Received and reviewed
Affiliate payable support	Received and reviewed
Convertible note support	Received and reviewed

$187,200 owner contribution	Resolved - owner investment
$1,000 equity item	Resolved - additional owner contribution
Cash/year-end support	Received and reviewed
2025 statement of cash flows	Added - reconciled to balance sheets and operations
2025 statement of changes in members' equity	Added - reconciled to balance sheets and net loss
2024 statements of cash flows and changes in equity	Included
Related parties	Identified and evaluated
Liquidity/continued operations	Management plans documented
Litigation/contingencies/subsequent events	No additional matters reported by management
Management representation letter	Signed
Accountant's review report	Signed and dated by issuing CPA

2. Financial Statements

Comparative Balance Sheets - December 31, 2025 and 2024

	2025	2024
ASSETS		
Cash and cash equivalents	$3,657.82	$4,273.35
Accounts receivable	-	200.00
Inventory	10,443.00	10,443.00
Total assets	**$14,100.82**	**$14,916.35**
LIABILITIES		
Accounts payable	$1,124.77	$1,124.77
Credit card payable - CNB	6,733.64	6,513.23
Convertible note payable	25,000.00	25,000.00
Total current liabilities	32,858.41	32,638.00
Due to affiliate - Ronald Isley Celebration Tour	266,167.26	266,167.26
Total liabilities	**$299,025.67**	**$298,805.26**
MEMBERS' DEFICIT		
Capital - Ronald Isley	$353,396.24	$166,196.24
Additional owner contribution - Ronald Isley	1,000.00	-
Capital - Kandy Isley	863.50	863.50
Retained deficit	(450,948.65)	(304,764.02)
Current-year net loss	(189,235.94)	(146,184.63)
Total members' deficit	**$(284,924.85)**	**$(283,888.91)**
TOTAL LIABILITIES AND MEMBERS' DEFICIT	**$14,100.82**	**$14,916.35**

Comparative Statements of Operations - Years Ended December 31, 2025 and 2024

	2025	2024
Revenue	$18,446.92	$82,735.45
Cost of goods sold	(1,159.10)	(39,778.99)
Gross profit	**17,287.82**	**42,956.46**
Reimbursed expenses	-	6,509.21
Interest income	-	29.03
Operating expenses	(206,523.76)	(195,679.33)
NET LOSS	**$(189,235.94)**	**$(146,184.63)**

Detailed revenue and expense line items are presented in the financial statements prepared by ATG Advisors, Inc., which accompany this package.

Statement of Cash Flows - Year Ended December 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(189,235.94)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accounts receivable	200.00
Increase in credit card payable	220.41
Net cash used in operating activities	**(188,815.53)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided by (used in) investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner capital contributions	188,200.00
Net cash provided by financing activities	**188,200.00**
Net decrease in cash and cash equivalents	(615.53)
Cash and cash equivalents, beginning of year	4,273.35
Cash and cash equivalents, end of year	**$3,657.82**

Statement of Changes in Members' Equity (Deficit) - Year Ended December 31, 2025

	Ronald Isley	Kandy Isley	Accumulated Deficit	Total
Balance, December 31, 2024	$166,196.24	$863.50	$(450,948.65)	$(283,888.91)
Owner contributions - 2025	188,200.00	-	-	188,200.00
Net loss - 2025	-	-	(189,235.94)	(189,235.94)
Balance, December 31, 2025	**$354,396.24**	**$863.50**	**$(640,184.59)**	**$(284,924.85)**

Ronald Isley's 2025 contributions of $188,200.00 comprise the $187,200.00 capital contribution and the $1,000.00 additional owner contribution presented separately on the balance sheet.

3. Notes to Financial Statements

Note 1 - Nature of Business and Operations

Ronald Isley Liquid Gold LLC is engaged in the development and commercialization of its alcohol brand. During 2025, management's primary focus shifted toward research and development, brand development, marketing, and preparation for broader market expansion rather than near-term sales generation. Reported revenue was $82,735.45 in 2024 and $18,446.92 in 2025. Management stated that significant non-sales deposits during 2025 represented owner investment and were excluded from revenue.

Note 2 - Inventory

Inventory was reported at $10,443 at both December 31, 2024 and December 31, 2025. Management stated that limited sales activity during 2025 resulted in limited inventory movement.

Note 3 - Related Parties

The Company has related-party activity involving Ronald Isley and Ronald Isley Celebration Tour. At December 31, 2024 and December 31, 2025, the financial statements reported $266,167.26 due to Ronald Isley Celebration Tour. Management stated that the affiliated entertainment/performance business provided services and/or financial support to the Company and that those transactions were accounted for separately from ordinary product revenue.

Note 4 - Convertible Note

The Company reported a $25,000 convertible note payable to Carol Vaugh and William Rivera. The 2025 accounting records reported $1,750 of related interest expense. The underlying note agreement governs the contractual interest rate, maturity, conversion provisions, security, and repayment terms.

Note 5 - Members' Equity

During 2025, Ronald Isley contributed $187,200 of additional owner capital. Management also confirmed that the separate $1,000 equity item represents an additional owner contribution by Ronald Isley. Total 2025 owner contributions were therefore $188,200 and are presented as financing activities in the 2025 statement of cash flows. Ending members' deficit at December 31, 2025 was $284,924.85.

Note 6 - Liquidity and Continued Operations

The Company incurred losses while continuing to invest in development, brand building, marketing, professional services, and preparation for broader market penetration. Management stated that it is seeking additional outside investment capital and that the owner has historically provided financial support, including $188,200 contributed during 2025. Management anticipates funding continued operations through existing resources, additional owner support as necessary, future operating revenue, and new outside investment.

Note 7 - Commitments, Contingencies and Subsequent Events

Management stated that it is not aware of pending or threatened litigation or other known material legal proceedings requiring disclosure. Management also stated that it is not aware of additional material commitments, contingencies, or subsequent events requiring disclosure beyond the related-party, financing, capital contribution, and continued-operations matters identified in connection with the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 8 - Statements Presented

The statement of cash flows and statement of changes in members' equity are presented for the year ended December 31, 2025 only. Corresponding statements for the year ended December 31, 2024 are not presented because December 31, 2023 balance-sheet and equity detail was not available.

4. Review Completion Memorandum

The 2024 and 2025 financial statements were reconciled to the supplied trial balances, and analytical procedures were performed over revenue, gross profit, operating expenses, liquidity, equity, debt, related parties, and significant year-over-year fluctuations. Management provided written explanations regarding the decline in 2025 revenue, the Company's development and market-expansion activities, the $187,200 owner capital contribution, the $1,000 additional owner contribution, related-party activity, liquidity and continued-operations plans, litigation, contingencies, and subsequent events.

At the client's request, the 2025 statement of cash flows and 2025 statement of changes in members' equity were added to the reviewed financial statements. The following were verified:

- Net decrease in cash of $615.53 agrees to the change in balance-sheet cash ($4,273.35 to $3,657.82).
- Operating adjustments agree to balance-sheet movements: accounts receivable decrease of $200.00 and credit card payable increase of $220.41. Inventory, accounts payable, the convertible note, and the affiliate payable were unchanged.
- Financing inflows of $188,200.00 agree to total 2025 owner contributions ($187,200.00 + $1,000.00).
- The members' equity roll-forward agrees to both balance sheets: $(283,888.91) + $188,200.00 - $189,235.94 = $(284,924.85).
- Ending Ronald Isley capital of $354,396.24 agrees to the balance sheet ($353,396.24 + $1,000.00); ending accumulated deficit of $(640,184.59) agrees to retained deficit plus current-year net loss.

Comparative 2024 statements of cash flows and changes in members' equity are not presented because December 31, 2023 balances were not available. This omission is addressed in the accountant's review report.

5. Management Representation Letter

Date: September 29, 2026

To: Adam Brady, CPA

We are providing this letter in connection with your review of the financial statements of Ronald Isley Liquid Gold LLC, which comprise the balance sheets as of December 31, 2025 and 2024, the related statements of operations for the years then ended, the statement of changes in members' equity and statement of cash flows for the year ended December 31, 2025, and the related notes to the financial statements.

We acknowledge our responsibility for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements.

We have made available all financial records and related data requested for the review and have recorded all material transactions of which we are aware.

We acknowledge that the statements of cash flows and changes in members' equity are presented for 2025 only and that corresponding 2024 statements have been omitted because December 31, 2023 balances were not available.

We have disclosed all known related-party relationships and material related-party transactions, including transactions involving Ronald Isley and Ronald Isley Celebration Tour.

We confirm that the $187,200 increase in Ronald Isley's capital during 2025 represented additional owner investment and was not operating revenue, and that the separate $1,000 equity transaction represents an additional owner contribution by Ronald Isley. Total 2025 owner contributions of $188,200 are properly presented as financing activities.

We confirm the reported $266,167.26 payable to Ronald Isley Celebration Tour and the existence of the $25,000 convertible note payable to Carol Vaugh and William Rivera, subject to the terms of the supporting agreements provided to the CPA.

We have disclosed all known actual or possible litigation and claims, commitments, contingencies, and subsequent events whose effects should be considered in preparing the financial statements.

We have disclosed management's plans regarding liquidity and continued operations, including anticipated owner support, future operating revenue, and efforts to obtain outside investment.

We acknowledge responsibility for preventing and detecting fraud and have disclosed any known or suspected fraud affecting the Company that is relevant to the financial statements.

We believe the effects of any uncorrected misstatements, if any, are immaterial to the financial statements taken as a whole.

We have no plans or intentions that may materially affect the carrying amounts or classification of assets and liabilities except as disclosed to you.

To the best of our knowledge and belief, the foregoing representations are complete and accurate.

RONALD ISLEY LIQUID GOLD LLC

By: Joseph White
Joseph White (Oct 7, 2026 14:50:06 EDT)

Name: Joseph White

Title: COO

Date: 07/10/2026

6. Independent Accountant's Review Report

To the Members of Ronald Isley Liquid Gold LLC

We have reviewed the accompanying financial statements of Ronald Isley Liquid Gold LLC, which comprise the balance sheets as of December 31, 2025 and 2024, the related statements of operations for the years then ended, the related statement of changes in members' equity and statement of cash flows for the year ended December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Ronald Isley Liquid Gold LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Known Departure From Accounting Principles Generally Accepted in the United States of America

Accounting principles generally accepted in the United States of America require that a statement of cash flows and a statement of changes in members' equity be presented for each period for which a statement of operations is presented. The accompanying financial statements do not include a statement of cash flows or a statement of changes in members' equity for the year ended December 31, 2024. As disclosed in Note 8, management omitted these statements because December 31, 2023 balances were not available.

Accountant's Conclusion

Based on our review, except for the issue described in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

ADAM BRADY, CPA

Certified Public Accountant


LICENSE NUMBER 30545
ADAM BRADY

License No: 30545

adamminahillbrady@gmail.com

+1 (805) 259 – 2818

Date: September 29, 2026